Exhibit (p)(3)
SCOTT & STRINGFELLOW, LLC
Investment Advisory
CODE OF ETHICS
I.	Standards of Conduct
A General Principles
This Code of Ethics (“Code”) establishes standards of business conduct for all Investment Advisor Representatives (“IARs”) and those associates who are responsible for the delivery and supervision of advisory services for Scott and Stringfellow, LLC. (the firm). The Code is based on the principle that the firm and its IAR’s have a fiduciary duty to place the interests of the firm customers above their own. IARs are expected to maintain the highest standards of ethics and conduct in all of their business relationships. In general, IARs should (1) always place the interests of the firm’s clients ahead of their own personal interests; (2) ensure that all personal securities transactions are conducted consistent with this Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an IAR’s position of trust and responsibility; and (3) not take inappropriate advantage of information obtained as a result of their positions.
You should note that the Code serves as a basic guide for personal and professional day-to-day conduct and is not intended to address every ethical situation that may arise. Accordingly, you should rely on common sense, good judgment and the context of the firm’s values in determining the appropriate course of conduct.
B Compliance with Laws, Rules and Regulations
The firm expects its IARs to comply with all laws, rules and regulations applicable to the firm’s operations and business, including but not limited to, the federal securities laws. All IARs are expected to be knowledgeable of the laws and regulations governing the Firm. IARs should seek guidance from the Compliance Department whenever they are in doubt as to the applicability of any law, rule or regulation regarding any contemplated course of action. The firm holds periodic educational meetings to promote awareness and compliance with applicable laws, rules and regulations.
II.	Applicability of Code

All IARs of the firm are subject to this Code. For purposes of the Code, “Access Persons” are the Firm’s Chief Compliance Officer, Financial Products & Services (“FP&S”) Manager, the Manager

Scott & Stringfellow- IAR Code of Ethics
July 12, 2010

of Fee-Based Products, CHOICE associates and Equity Market Services- Trade Support, or any other supervised person who has access to non-public information regarding clients’ purchases or sales of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are nonpublic.

Various sections of this Code ask you to consider both your own actions as well of the actions of “immediate family members”. For this code “immediate family member” means: (i) a person’s parent, stepparent, child, or stepchild; (ii) a member of a person’s household; (iii) an individual to whom a person provides financial support of more than 50 percent of the individual’s annual income; or (iv) a person who is claimed as a dependent for federal income tax purposes.

III.	Protection of Material Nonpublic Information

The firm shall limit access to material non-public information to only those IARs on a must know basis. Material nonpublic information includes, but is not limited to, information about pending securities recommendations and client securities holdings and transactions. IARs shall exercise care in maintaining the confidentiality of any non-public information with respect to our clients and shall not misuse such information for personal gain. Confidential documents shall be kept in secure locations and care should be used in copying confidential information. Each IAR is responsible for complying with the privacy principals of BB&T which the firm has adopted. The obligation to preserve confidentiality of this information continues after association with the firm ends.

IV.	Restrictions on Activities
A	Restricted List

IARs are restricted from acting on internal research recommendations for 24 hours prior and 48 hours from the time of announcement or publication. Compliance maintains a Restricted List when necessary and will notify all associates via e-mail, as well as publish the Restricted List on Scottnet. The Restricted List can include:
•	Where the securities are subject to restrictions under rules of the ‘34 Act including Regulation M (trading during a distribution)

•	Issues where the Firm has material, non-public information and the Firm’s investment banking involvement is publicly known and a restriction is appropriate

•	Other restrictions determined by Compliance

Scott & Stringfellow- IAR Code of Ethics
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The type of restriction will be indicated on the Restricted List.

B	Prohibited Trading Activities

Although not intended to encompass all prohibited activities, the following is a list of some of the trading activities that are prohibited for IAR and IAR-related accounts:
•	Department specific restrictions;

•	Cross transactions without approval from Compliance;

•	Meeting the purchase price of a security by liquidation of the same security or by the sale of other securities unless the trade and settlement dates for the sale take place prior to or concurrent with the trade and settlement dates of the purchase;

•	Credit extension without approval from Credit Department Manager;

•	Purchase or sale of securities appearing on the Compliance Restricted List;

•	Front running; and

•	Trading on inside information
C	Insider Trading

Neither IARs nor supervised persons are permitted to purchase, sell or recommend the securities of an issuer for any proprietary, customer, personal or other account while aware of material, non-public information or confidential information regarding the issuer. Material information is considered non-public if it has not been disseminated to the general public by a major wire service or news agency, a filing with a regulatory agency, a widely circulated publication or by other means. Confidential information is any non-public proprietary information provided by an external source or created a firm for public consumption, but not yet disseminated to the public.

D	Initial Public Offerings

No IAR or his/her immediate family shall acquire securities in an initial public offering.

E	Private Placements

No IAR or his/her immediate family shall acquire, directly or indirectly, beneficial ownership of any securities in a private placement without the prior written approval of his/her Supervisory Principal and Compliance. The IAR shall complete a Private Securities Transaction Request Form which must be approved in writing prior to such transaction.

Scott & Stringfellow- IAR Code of Ethics
July 12, 2010

F	Suppliers and Vendors

No IAR shall make an investment in securities issued by suppliers or vendors where the IAR is involved in negotiating a contract with that supplier or vendor.

G	Service as a Director

No IAR shall serve on the board of directors of any publicly traded company without prior approval by Compliance. Approval may be granted based upon a determination that such board service would not be inconsistent with the interests of the firm or its clients.
VI.	Compliance Procedures
A	Personal Securities Reporting
1.	Initial Holdings Reports

“Access Persons” are required to report their personal securities holdings to Compliance upon commencement of employment, or within 10 days of being designated as subject to this Code. Holdings reports must be current as of a date not more than 45 days prior to the individual becoming subject to this Code.

The Initial Holdings Report requires you to list all brokerage accounts and securities owned or controlled by you, or immediate family members. It also requires you to list all brokers, dealers and banks where you maintain an account in which any securities are held for the direct or indirect benefit of you or any immediate family member on the date you become an employee (or on the date this Code was adopted, if you were already an employee on such date).

Each Access Person shall instruct the broker for these accounts to send duplicate confirmations and account statements for the covered accounts to the firm, c/o the Compliance Department. Each Access Person must notify the Compliance Department of any updates or changes to his or her covered accounts within 10 day of such update or change.

The Initial Holdings Report also requires you to confirm that you have read and understand this Code, that you understand that it applies to you and your immediate family members.

Scott & Stringfellow- IAR Code of Ethics
July 12, 2010

2.	Quarterly Transaction Reports

Access persons are required to make quarterly reports to Compliance of all securities transactions made in their “covered” accounts. Quarterly reports are due to Compliance no later than 30 days after the end of a calendar quarter.

The Quarterly Transaction Report requires you to list all transactions during the most recent calendar quarter in non-exempt securities in which you, or any immediate family member, had beneficial ownership. It also requires you to list all brokers, dealers and banks where you or a member of your immediate family members establish an account in which any securities are held during the quarter for the direct or indirect benefit of you or a member of you immediate family. This requirement is satisfied by you instructing the custodian for these accounts to send duplicate confirmations and all periodic brokerage account statements to the firm, c/o the Compliance Department.
3.	Annual Holdings Report and Certification of Compliance
By January 31st of each year, Access Persons must file an Annual Holdings Report with the Compliance Department. The Annual Holdings Report requires you to list all non-exempt securities in which you, or any immediate family member, had beneficial ownership. It also requires you to list all brokers, dealers and banks where you or a member of your immediate family members established an account in which any securities were held for the direct or indirect benefit of you or a member of you immediate family on December 31st of the prior year. You may satisfy this requirement by providing contemporaneous duplicate brokerage account statements to the Compliance Department no less than quarterly.

The Annual Holdings Report also requires you to confirm that you have read and understand this Code, have complied with its requirements, and that you understand that it applies to you and your immediate family members.
4.	Exemptions

The following securities are exempt from the reporting requirements:
•	Direct obligations of the Government of the United States;

•	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

•	Shares issued by money market funds;

•	Shares issued by open-end funds other than reportable funds. The BB&T Special

Scott & Stringfellow- IAR Code of Ethics
July 12, 2010

Opportunities Equity Income and the BB&T Equity Income funds are not exempt from reporting requirements;

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are reportable funds.

The following reports are exempt from the reporting requirements:

•	A report with respect to securities held in accounts over which the access person had no direct or indirect influence or control;

•	A transaction report with respect to transactions effected pursuant to an automatic investment plan; and

•	A transaction report if the report would duplicate information contained in broker trade confirmations or account statements that the firm holds in its records, so long as the firm receives the confirmations or statements no later than 30 days after the end of the applicable calendar quarter.
B	Performance Reports

Performance reports are provided to advisory clients on a quarterly basis. These reports are either delivered directly to the clients or by IARs. IARs are responsible for acknowledging receipt in writing and the timely delivery to clients of those reports received directly by them. Signed acknowledgements are to be delivered to Compliance for review no later than 45 days from quarter end.
VII.	Reporting Violations

It is every IAR’s responsibility to be committed to the highest ethical standards and level of personal performance. It is your duty and responsibility to promptly identify and report any actual or suspected violations of this Code. IARs should report actual or suspected violations of laws, rules, regulations, or of this Code to the Chief Compliance Officer. If you are unsure if a violation occurred or you are unsure what to do, you are encouraged to speak first with your supervisor. Your supervisor in turn may consult with Chief Compliance Officer and/or other members of Compliance as appropriate. the firm will protect your anonymity, subject to any applicable law, regulation or legal proceedings. You are assured that no retaliation of any kind against you will be tolerated for compliance with the Code in this manner.

VIII Sanctions

Any IAR who violates this code or who fails to cooperate with any inquiries or investigations

Scott & Stringfellow- IAR Code of Ethics
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will be subject to disciplinary action which could include termination of employment and/or referral of the matter to law enforcement.

IX.	Further Information

If any person has questions with regard to the applicability of the provisions of this Code generally or with regard to any securities transaction or transactions such person should consult the Compliance Department.

X.	Certification

All IARs will be required to annually certify to the Compliance Department in writing that they have received and read the Code (including any amendments) and are in compliance with its requirements.

XI.	Document Retention & Amendments

This Code, any written reports or acknowledgments required hereunder, lists of all persons subject to this Code, and any records of violations of the Code, shall be preserved with the firm’s records for the period required by the federal securities laws. This Code may be amended from time to time by the Compliance Department.

Scott & Stringfellow- IAR Code of Ethics
July 12, 2010

SCOTT & STRINGFELLOW INVESTMENT ADVISORY CODE OF ETHICS
ANNUAL CERTIFICATION OF COMPLIANCE
By signing below I certify that I have read the firm’s Advisory Code of Ethics and its Investment Advisory Policies & Procedures. I further certify that I understand this information; intend to comply with all requirements, and to conduct all business in a manner consistent with firm’s ethical standards.

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